Exhibit 99.22
FOR IMMEDIATE RELEASE — January 14, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol - PEF)
PETROFLOW ENERGY LTD. ANNOUNCES YEAR END OPERATIONS UPDATE
Petroflow is pleased to provide this update regarding our 2007 year end operational results including the current status of our Oklahoma drilling activities.
Oklahoma Drilling Activity
Following is a table outlining the status of our drilling activities in our Hunton resource play. The table does not include two salt water disposal wells which we drilled in 2006.

	2006	2007	2008	Totals

Total producing Wells Spud	12	24	1	37

Current Status
- Wells Drilling	0	0	5	5

- Wells In Completion	0	0	2	2

- Wells Waiting Hook-up	0	0	3	3

- Wells on Production	12	14	1	27
To date we have enjoyed a 100% success rate in our Oklahoma drilling activity. Of the five wells drilling, two have surface casing only. Currently we have three drilling rigs under contract and we anticipate continuous drilling of three wells at a time for the entire 2008 year. The achievement of commencing 36 wells by December 31, 2007 significantly exceeded our contractual commitment of 30 wells in order to retain the rights under our farm out agreement. We now have an additional 20 month time frame until October 31, 2009 to drill the next 30 wells on our program.
Overall Operations
We exited the year with production of 1978 boe per day. Our year end production rate and average production for the month both would have been substantially higher except for an ice storm which hit the state of Oklahoma on December 8, 2007. The storm caused electrical power outages which reduced our average working interest production for the month by about 10,000 boe (325 boe per day). We were able to get most of our Oklahoma wells back on stream by year end. However there remains a lingering effect as the dewatering process was delayed on the wells which were shut in. Had the storm not occurred, we estimate that our 2007 exit rate of production would have exceeded 2200 boe per day. We have also completed three other wells which are awaiting tie in of infrastructure. We estimate that those three wells will add an aggregate of 60 boe per day as they begin their dewatering process with peak aggregate production of 240 boe per day net to our working interest. We expect these wells to be on production in January and that our corporate production will exceed 2200 boe per day by the end of January 2008.

Other areas
In our New Mexico property, we were able to add increased pumping capacity to increase the amount of salt water we were allowed to dispose of and therefore substantially alleviate this issue which had been curtailing production throughout the year. We exited the year at 2.3 mmcf per day (383 boe) net to our working interest. We anticipate that production rates on this property will continue to increase throughout 2008.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of GMcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:

Macam Investor Relations		Petroflow Energy Ltd.
Cameron MacDonald, President & CEO	-or-	John Melton, President & CEO
Office (403) 695-1006		(504) 453-2926
Toll Free (866) 264-0743		Duncan Moodie, CFO
(403) 539-4311
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